Exhibit 4.21

Letter of Commitment

To: WiFire Group Inc.

With the view to expedite the business development of WiFire Network Technology (Beijing) Co., Ltd. (the “Target Company”), the undersigned hereby make the following commitments:

1.	Since the establishment of the Target Company, the Target Company has not distributed any dividends or made other forms of asset distribution to Sheng Chen.
2.

If the Target Company distributes any dividends or makes other forms of asset distribution to Sheng Chen in the future, Sheng Chen will transfer, for free of charge, relevant amount received by them to WiFire Group Inc. or any company designated by it within five working days after receiving such amount.

Hereby undertake.

Undertaking Party:

/s/ Chen Sheng

/s/ WiFire Network Technology (Beijing) Co., Ltd.

January 11, 2021